OFFSITE DOCS INC.

7502 W 147TH TERRACE

OVERLAND PARK, KS 66223

January 28, 2013

VIA EDGAR TRANSMISSION

Mr. Evan S. Jacobson

Attorney – Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Offsite Docs Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 30, 2011

File No. 333-176379

Request for Withdrawal

Ladies and Gentlemen:

Offsite Docs Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-176379) on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2011, including amendments to the Registration Statement filed on September 27, 2011, October 11, 2011 October 21, 2011 and November 30, 2011 and all exhibits related thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to general market conditions. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please do not hesitate to contact Sheila L. Seck at (913) 815-8485 of Seck & Associates. Thank you for your assistance in this matter.

Very truly yours,

OFFSITE DOCS INC.

By:	/s/Neil Reams
Name: Neil Reams
Title: President and Secretary

cc: Sheila L. Seck, Seck & Associates LLC